[S&W letterhead]

April 28, 2006

Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Room 4561

Washington, D.C. 20549

Attn.:	Jim B. Rosenberg, Senior Assistant Chief Accountant, Division of Corporation Finance
Oscar M. Young, Senior Staff Accountant, Division of Corporate Finance
Ibolya Ignat, Staff Accountant, Division of Corporate Finance

Re: Advanced Magnetics, Inc.

Dear Sirs:

Advanced Magnetics, Inc. ( the "Company") is providing the following response pursuant to the comments provided by the Securities and Exchange Commission (“SEC”) during a telephone call on Tuesday, April 18, 2006 regarding the SEC’s review of Advanced Magnetics’ Form 10-K for the fiscal year ended September 30, 2005 filed December 14, 2005 (File No. 000-14732) and the Company’s prior response dated March 31, 2006.

We address each comment from the SEC in turn.

SEC Comment:

Item 7. Management’s Discussion and Analysis of Financial Condition and ... Page 19

Critical Accounting Policies, page 34

Revenue recognition associated with license fees, page 34

1.

Regarding your response to prior comment #1, please confirm that you will provide in future filings, the disclosures contemplated by such comment whenever reasonably likely changes to an estimate would have a material effect on your financial statements.

Company Response:

The Company hereby confirms that it will provide the disclosures contemplated by prior comment #1 in any future filings with the SEC whenever reasonably likely changes to an estimate would have a material adverse effect on our financial statements.

April 28, 2006

SEC Comment:

Notes to Financial Statements, page 59

L. Commitments and Contingencies, page 69

2.

Regarding your response to prior comment #2, please expand your proposed disclosures to provide as much discussion and quantification as possible about the potential loss from each contingency. If none is possible, please tell us why. In addition, please confirm that you will provide in future filings disclosures comparable to those in your response.

Company Response:

The Company is a party to two actions entitled David D. Stark, M.D. v. Advanced Magnetics, Inc., Jerome Goldstein, Ernest V. Groman and Lee Josephson, Civil Action No. 92-12157-WGY, in the United States District Court for the District of Massachusetts and David D. Stark, M.D. v. Advanced Magnetics, Inc., Jerome Goldstein, Ernest V. Groman and Lee Josephson, Civil Action No. 93-02846-C, in the Superior Court Department of the Massachusetts Trial Court for Middlesex County, respectively. As previously disclosed, we believe these lawsuits may be effectively defunct, but because they technically remain on the respective court dockets, we continue to include them in our disclosure out of an abundance of caution. Due to the nature of the suits (claims of omission from inclusion on patents and patent applications) and the fact that the plaintiff seeks unspecified damages, we are unable to quantify any potential loss from such contingency. We believe the probability that we would suffer a loss related to these lawsuits that would have a material impact on our financial statements when taken as a whole is remote. In light of that belief, the Company has re-considered the need for this disclosure and will remove such disclosures from future filings with the SEC, unless there are any new developments in the actions described above.

The Company is also party to an action filed by Cytogen Corporation in Massachusetts Superior Court. We believe the lawsuit has no merit and we plan to conduct a vigorous defense of the claims set forth in the complaint. However, due to the fact that (i) Cytogen Corporation is seeking unspecified damages and (ii) the case is still in its earliest stages, we cannot at this time predict the outcome of the case nor estimate the possible loss or range of loss we could incur if there were an unfavorable outcome with respect to this litigation. In addition to the expense and burden incurred in defending this lawsuit and any damages that we may suffer, our management’s efforts and attention may be diverted from our ordinary business operations in order to address these claims. If the final resolution of this lawsuit is unfavorable to us, our financial condition, results of operations, cash flows and liquidity might be materially adversely impacted since our existing insurance policies do not cover this matter. The Company hereby confirms that it will provide disclosures comparable to this response in any future filings with the SEC.

If you have any questions, please contact me at (617) 338-2448.

Sincerely,

/s/ Miguel J. Vega

Miguel J. Vega